Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to the securities listed below has been filed with the United States Securities and Exchange Commission. Any public offering of the securities listed below to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about such securities and Sands China Ltd. (including its management and financial statements).

This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928)

US$800,000,000 3.800% Senior Notes due 2026 (Note Stock Code: 40246)
US$700,000,000 4.375% Senior Notes due 2030 (Note Stock Code: 40247)
OFFER TO EXCHANGE THE OUTSTANDING NOTES FOR NEW NOTES OF EQUAL PRINCIPAL AMOUNT WHICH HAVE BEEN REGISTERED UNDER U.S. SECURITIES ACT
Reference is made to the announcements, dated October 16, 2020 and December 4, 2020, issued by Sands China Ltd. (the “Company”) in relation to the Company’s filing of a registration statement, as amended (the “Registration Statement”), on Form F-4 with the United States Securities and Exchange Commission (the “SEC”) in relation to the proposed offer (the “Exchange Offer”) to exchange all the outstanding unregistered US$800,000,000 aggregate principal amount of 3.800% senior notes due 2026 and US$700,000,000 aggregate principal amount of 4.375% senior notes due 2030 (together, the “Outstanding Notes”) for an equal principal amount of 3.800% senior notes due 2026 and 4.375% senior notes due 2030 (together, the “New Notes”), respectively, which have been registered under the United States Securities Act of 1933 (the “U.S. Securities Act”).

The board of directors (the “Board”) of the Company announces that the Registration Statement that the Company filed with the SEC in relation to the Exchange Offer has become effective on December 21, 2020, New York time, and the Exchange Offer has commenced on December 23, 2020, New York time, and will expire at 5:00 p.m. on January 26, 2021, New York time, unless extended. The terms of the New Notes to be issued in the Exchange Offer are identical in all material respects to the Outstanding Notes, except that the New Notes have been registered under the U.S. Securities Act and will not have any of the transfer restrictions, any of the registration rights provisions and certain inapplicable interest provisions relating to the Outstanding Notes.

For details of the Exchange Offer, please refer to the prospectus that the Company filed with the SEC, which is available at https://www.sec.gov/Archives/edgar/data/1755281/000175528120000015/a2020scl424b3.htm.

The Company proposes to seek a listing of the New Notes on The Stock Exchange of Hong Kong Limited (“Stock Exchange”) by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) only, and has received an eligibility letter from the Stock Exchange for the listing of the New Notes. Admission of the New Notes to the Stock Exchange and quotation of any New Notes on the Stock Exchange is not to be taken as an indication of the merits of the Company or the New Notes.

Subject to the full exchange of any series of the Outstanding Notes for the New Notes pursuant to the Exchange Offer, the Company will apply to the Stock Exchange for the withdrawal of the listing of such series of the Outstanding Notes.

By order of the Board
Sands China Ltd.
Dylan James Williams
Company Secretary

Macao, December 23, 2020

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Sheldon Gary Adelson
Wong Ying Wai

Non-Executive Directors:
Robert Glen Goldstein
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.

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